Mail Stop 3561

October 14, 2009

VIA FACSIMILE AND U.S. MAIL

Edward R. Muller
Chairman, President and Chief Executive Officer
Mirant Corporation
1155 Perimeter Center West, Suite 100
Atlanta, Georgia 30338

Robert E. Driscoll
President and Chief Executive Officer
Mirant Americas Generation, LLC
Mirant North America, LLC
Mirant Mid-Atlantic, LLC
1155 Perimeter Center West, Suite 100
Atlanta, Georgia 30338

> **Re:** **Mirant Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-16107**
> **Mirant Americas Generation, LLC, Mirant North America, LLC and**
> **Mirant Mid-Atlantic, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **File Nos. 333-63240, 333-134722, 333-61668**

Dear Mr. Muller and Mr. Driscoll:

We have completed our review of your letter dated October 7, 2009 and your Form 10-Ks and related filings. We have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director